UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

Notice concerning issuance of Straight Bonds

Tokyo, February 25, 2005 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) announced that it has decided to issue straight bonds as described below.

	Series 3	Series 4
Issue Amount	JPY 50 billion	JPY 50 billion
Term	3 years	5 years
Denomination	JPY 100 million	JPY 100 million
Issue price	100.00	100.00
Coupon	0.41%	0.75%
Offering Date	February 25, 2005	February 25, 2005
Issue Date	March 11, 2005	March 11, 2005
Maturity	March 11, 2008	March 11, 2010
Interest payment dates	Semiannually, on 11th of March and September	Semiannually, on 11th of March and September
Collateral	None	None
Fiscal Agent	The Bank of Tokyo-Mitsubishi, Ltd.	The Bank of Tokyo-Mitsubishi, Ltd.

Contact:

Corporate Communications Office

Tel: 03-3240-9059

This notice with regard to the issuance of bonds is published in order to publicly announce specific facts relating to MTFG’s issuance of bonds, and does not constitute a solicitation of investments or any similar act, in or outside of Japan. The bonds have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.